Cameco Corporation
Management’s Discussion and Analysis (MD&A)
For the period ended June 30, 2008
The following discussion of the financial condition and operating results of Cameco Corporation has been prepared as of August 13, 2008 and updates our first quarter and annual MD&A and should be read in conjunction with the unaudited consolidated financial statements and notes for the period ended June 30, 2008, as well as the audited consolidated financial statements for the company for the year ended December 31, 2007 and MD&A of the audited financial statements, both of which are included in the 2007 annual financial review. No update is provided where an item is not material or where there has been no material change from the discussion contained in our first quarter and annual MD&A. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The 2007 annual financial review is available on the company’s website at cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.
Statements contained in this MD&A, which are not historical facts or a description of present circumstances, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information and Statements” in the MD&A contained in the company’s 2007 annual financial review and in this MD&A, the section titled “Risks and Risk Management” in the MD&A contained in the company’s 2007 annual financial review, and the section titled “Risk Factors” in the company’s 2007 annual information form.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

	Three months		Six months
	ended June 30		ended June 30		Change
Financial Highlights	2008	2007	2008	2007	%
Revenue ($ millions)	620	725	1,213	1,135	7
Earnings from operations ($ millions)	120	256	283	304	(7)
Cash provided by operations [1] ($ millions)	113	155	259	294	(12)
Net earnings ($ millions)	150	205	284	263	8
Adjusted net earnings ($ millions) [2]	142	203	293	270	9
Earnings per share (EPS) — basic ($)	0.44	0.58	0.82	0.75	9
EPS — diluted ($)	0.42	0.55	0.79	0.71	11
EPS — adjusted and diluted ($)[2]	0.39	0.54	0.81	0.73	11
Average uranium (U3O8) spot price ($US/lb U3O8)	61.33	125.83	67.42	105.42	(36)
Average realized uranium price
• $US/lb U3O8	47.35	34.69	43.84	30.87	42
• $Cdn/lb U3O8	51.12	40.11	47.64	36.10	32
Average realized electricity price ($/MWh)	56	48	56	51	10
Average Ontario electricity spot price per megawatt hour ($/MWh)	47	43	48	48	0

[1]	After working capital changes.

[2]	Net earnings for the quarters and six months ended June 30, 2007 and 2008 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” on page 29.
FINANCIAL RESULTS
Consolidated Earnings
Second Quarter
For the three months ended June 30, 2008, our adjusted net earnings were $142 million ($0.39 per share diluted), $61 million lower than adjusted net earnings of $203 million ($0.54 per share diluted) recorded in the second quarter of 2007. The decrease was due to lower earnings in the uranium, fuel services and electricity businesses. In our uranium business, earnings were adversely affected by lower sales volumes, which more than offset higher realized selling prices. In addition, lower sales volumes in our fuel services business and reduced output at Bruce Power had a dampening effect. In the second quarter of 2007, deliveries in the uranium business were unusually high, representing about 35% of that year’s total.
Earnings from operations decreased to $120 million in the second quarter of 2008 from $256 million in the second quarter of 2007. In the second quarter of 2008, the aggregate gross profit margin was 37% compared to 43% in 2007.

Compared to the second quarter of 2007, exploration expenditures were $4 million higher, at $19 million, with uranium exploration expenditures at $14 million (focused in Saskatchewan, Australia and Nunavut). Gold exploration expenditures at Centerra were unchanged at $5 million compared to the second quarter of 2007.
Interest and other charges were $7 million higher than in the second quarter of 2007 due mainly to the recognition of $4 million in mark-to-market gains on hedge contracts that do not qualify for hedge accounting compared to gains of $12 million in the second quarter of 2007.
In the second quarter of 2008, we recorded an income tax expense of $9 million, based on adjusted net earnings, compared to $37 million in the same period of 2007. This change was due to the distribution of our taxable income between Canada and other countries. In the second quarter of 2008 as compared to the second quarter of 2007, losses attributable to Canadian operations increased significantly. For more information on income taxes, refer to note 11 of the unaudited consolidated financial statements.
In the second quarter of 2008, administration costs were $46 million higher due largely to increased stock-based compensation expenses. The rise in stock compensation expense was due to an increase in our share price during the quarter. As a result of the amendment to our stock option program in July 2007, the amount of the reported expense is determined using Cameco’s share price as of the date of the financial statements. Thus, the reported expense may vary significantly from period to period.

	Three months ended
	June 30
Administration ($ millions)	2008	2007	Change (%)
Direct administration	43	32	34
Stock-based compensation [1]	43	8	438

Total administration	86	40	115

[1]	Stock-based compensation includes amounts charged to administration under the stock option, deferred share unit, performance share unit and phantom stock option plans.
Year to Date
For the six months ended June 30, 2008, our adjusted net earnings were $293 million ($0.81 per share diluted), $23 million higher than adjusted net earnings of $270 million ($0.73 per share diluted) recorded in the first six months 2007. The increase was due to higher earnings in the uranium business driven by increased realized selling prices, partially offset by lower earnings in the fuel services and electricity businesses. Results in fuel services continue to be adversely impacted by the shutdown of the UF6 plant at Port Hope while lower generation at Bruce Power Limited Partnership (BPLP) negatively influenced earnings in the electricity business. In addition, administration charges were higher in the first six months of 2008 compared to the prior year.

Earnings from operations decreased to $283 million in the first six months of 2008 from $304 million in the same period in 2007. In the first half of 2008, the aggregate gross profit margin was 37% unchanged compared to the first half of 2007.
Compared to the first six months of 2007, exploration expenditures were $2 million higher, at $32 million, with uranium exploration expenditures up $3 million to $22 million (focused in Saskatchewan, Australia and Nunavut). Gold exploration expenditures at Centerra were $10 million, down $1 million compared to 2007.
Interest and other charges were $44 million higher than in the first six months of 2007 due primarily to the recognition of $29 million in mark-to-market losses on hedge contracts that do not qualify for hedge accounting compared to gains of $11 million in the prior year. In addition, investment income in the first half of 2008 was $8 million lower due to reduced cash balances. In the first six months of 2008, foreign exchange losses were $1 million lower than in the same period in 2007.
In the first six months of 2008, we recorded an income tax expense of $26 million, based on adjusted net earnings, compared to $22 million in the first half of 2007. The effective income tax rate for the first six months was 8%, compared to 7% in the same period in 2007. For more information on income taxes, refer to note 11 of the unaudited consolidated financial statements.
In the first six months of 2008, administration costs were $17 million higher due to an increase in the workforce as well as higher charges for recruiting and retention programs and systems enhancements. Stock compensation expense was $4 million higher due to an increase in our share price during the year.

	Six months ended
	June 30
Administration ($ millions)	2008	2007	Change (%)
Direct administration	73	60	22
Stock-based compensation [1]	21	17	24

Total administration	94	77	22

[1]	Stock-based compensation includes amounts charged to administration under the stock option, deferred share unit, performance share unit and phantom stock option plans.

Quarterly Financial Results ($ millions except per share amounts)

	2008		2007				2006
Highlights	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	620	593	494	681	725	409	512	360
Net earnings	150	133	61	91	205	59	40	73
EPS — basic ($)	0.44	0.39	0.18	0.26	0.58	0.16	0.11	0.21
EPS — diluted ($)	0.42	0.37	0.17	0.25	0.55	0.16	0.11	0.20
Cash from operations[1]	113	146	57	450	155	139	13	79

[1]	After working capital changes.
Revenue of $620 million in the second quarter of 2008 was 5% higher than in the first quarter of 2008 due to increased volumes in the gold business and higher realized selling prices in the uranium business.
Net earnings in the second quarter of 2008 were slightly higher than in the first quarter primarily due to higher margins in the uranium business related to the increase in the realized selling price and to higher generation in the electricity business.
Cash from operations tends to fluctuate largely due to the timing of deliveries and product purchases in the uranium and fuel services businesses.
Cash Flow
In the second quarter of 2008, we generated $113 million in cash from operations compared to $155 million in the same period of 2007. The decrease of $42 million was related to lower revenues in the uranium business, partially offset by a decrease in working capital requirements compared to the prior year.
In the first six months of 2008, we generated $259 million in cash from operations compared to $294 million in the first half of 2007. The decrease of $35 million was due largely to an increase in working capital requirements related to an increase in product inventory compared to the first six months of 2007.
Balance Sheet
At June 30, 2008, our total debt was $963 million, representing an increase of $237 million compared to December 31, 2007. At June 30, 2008, our consolidated net debt to capitalization ratio was 22%, up from 18% at the end of 2007. One significant factor in the increase in our total outstanding debt at June 30, 2008 was our acquisition of a 24% interest in GE-Hitachi Global Laser Enrichment, LLC (GLE), a company engaged in the business of developing uranium enrichment technology based in Wilmington, North Carolina, which required the borrowing of $124 million (US) and the issuing of a promissory note in the amount of $73 million (US). See “Fuel Services — Fuel Services Operations Update — Enrichment”.
Compared to the end of 2007, our product inventories increased by $133 million due to higher quantities of uranium concentrates and increases in stockpiled ore of uranium and gold.
At June 30, 2008, our consolidated cash balance totalled $121 million with Centerra holding $110 million of this amount.
On August 11, 2008, Cameco acquired a 70% interest in the Kintyre uranium exploration project in Western Australia for $346.5 million (US) (see “Uranium — Uranium Exploration Update — Australian Exploration”). The purchase price was funded through borrowings under our existing credit facilities.
Foreign Exchange Update
During the quarter, the Canadian dollar strengthened against the US dollar from $1.03 at March 31, 2008 to $1.02 at June 30, 2008.
At June 30, 2008, we had foreign currency contracts of $829 million (US) that were accounted for using hedge accounting and foreign currency contracts of $175 million (US) and EUR 40 million that did not meet the criteria for hedge accounting. The foreign currency contracts are scheduled for use as follows:

	2008	2009	2010	2011
$ millions (US)	334	375	245	50
EUR millions	21	10	9	0
The US currency contracts have an average effective exchange rate of $1.15 (Cdn) per $1.00 (US), which reflects the original foreign exchange spot prices at the time contracts were entered into and includes net deferred gains.
At June 30, 2008, the mark-to-market gain on all foreign exchange contracts designated as hedges was $19 million compared to a $22 million gain at March 31, 2008. Contributing to this change are realizations on hedges as they mature and changes in the exchange rates since March 31, 2008.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred revenue or deferred charges. At June 30, 2008, net deferred gains totalled $95 million. The schedule for these net deferred gains to be released to earnings, by year, is as follows:

Deferred Gains	2008	2009	2010	2011
$ millions (Cdn)	30	35	27	3

In the second quarter of 2008, approximately 60% of the net inflows of US dollars were hedged with currency derivatives. Net inflows represent uranium and fuel services sales less US dollar cash expenses and US dollar product purchases. For the uranium and fuel services businesses in the second quarter of 2008, the effective exchange rate, after allowing for hedging, was about $1.08.
At June 30, 2008, every one-cent increase/decrease in the US to Canadian dollar exchange rate would result in a corresponding increase/decrease in net earnings for the balance of the year of about $3 million (Cdn) related to unhedged exposures and about an $7 million (Cdn) decrease/increase related to mark-to-market exposure on hedges that are not eligible for hedge accounting.
Accounting Policy Change
Effective August 1, 2008, we voluntarily chose to discontinue designating our foreign currency forward sales contracts as accounting hedges of anticipated US dollar and Euro-denominated cash inflows. A significant portion of our portfolio of derivative instruments currently does not qualify for hedge accounting. We concluded that the transparency of our financial reporting would be improved by applying a consistent approach in our accounting treatment for all of our foreign currency sales contracts. Effective August 1, 2008, all future changes in the fair value of these contracts will be recorded in earnings rather than in other comprehensive income. Accordingly, we are anticipating increased volatility in earnings. Mark-to-market gains and losses recorded in other comprehensive income prior to August 1, 2008 will be recognized in net earnings at the time when the previously hedged transactions are anticipated to occur. The voluntary de-designation for accounting purposes only impacts reported earnings in future periods and does not impact our underlying risk management activities or future cash flows.
OUTLOOK FOR THE YEAR 2008
For the convenience of the reader, we have summarized Cameco’s 2008 consolidated outlook and 2008 outlook for each business segment in a table called “2008 Financial Outlook” on our website at cameco.com.
Below are the material changes made to the 2008 outlook contained in our annual MD&A, as updated by our first quarter MD&A. An explanation of the changes is also provided.
Consolidated Outlook for 2008
For 2008, the effective tax rate is now expected to be in the range of 5% to 10% (based on adjusted net earnings), down from the previously reported 10% to 15%. The anticipated decline is due to uranium purchases at near-market prices, which will serve to reduce our taxable income in Canada, where tax rates are higher relative to other jurisdictions where we operate, thereby decreasing income tax expenses. The effective tax rate in 2007 was 7% based on adjusted net earnings.

Uranium Outlook for 2008
Cameco’s share of uranium production for 2008 is now projected to total about 19.6 million pounds of U3O8, down from the previous forecast of 20.6 million pounds of U3O8. The decline in forecast production is due to a reduction in our expected US in situ recovery (ISR) production as a result of delays in our ability to put new infrastructure in place such as additional wellfields, as well as a decrease in anticipated Inkai production due to the sulphuric acid shortage in Kazakhstan.
The unit cost of product sold is now projected to increase by 10% to 15% instead of our earlier forecast of 5% to 10%, due to the purchase of new material to take advantage of trading opportunities. While this uranium was purchased at a discount to the market price, its cost is substantially higher than our other sources of inventory. Given our policy of costing inventories using a weighted average, our unit cost of product sold will rise due to the purchase of this material.
Uranium Price Sensitivity (2008)
For the remainder of 2008, a $10.00 (US) per pound change in the market price for uranium from $64.50 (US) per pound (reflecting the Ux Consulting (UxC)) weekly spot price indicator at August 11, 2008 would change revenue by $37 million (Cdn) and net earnings by $26 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.06 (Cdn) as a result of our currency hedge program.
Uranium Price Sensitivity (2008 to 2012)
The table below shows an indicative range of average prices that Cameco would expect to realize under its sales portfolio at this time. The prices shown in the table are intended to provide the reader with a general indication of how Cameco’s expected realized prices for uranium may tend to vary with changes in spot market prices. This information will change as Cameco enters into new contracts. Due to the number of variables affecting Cameco’s realized prices, we have made a simplifying assumption regarding spot prices. We set the spot price at the levels noted and calculated our expected realized prices accordingly. For example, under the $80.00 (US) spot price scenario, the calculation of realized prices assumes the spot price reaches $80.00 (US) at July 31, 2008 and remains at that level through 2012. Each column in the table should be read assuming the column header spot price remains constant for the entire five-year period. Actual realized prices in any given year will differ from what is shown in the table due to the fact that we are continually signing new contracts, with first deliveries beginning as far out as five years or more after contract signing.
As shown in the table, in the $20.00 (US) scenario, Cameco would expect the average realized price to exceed the spot price over the next five years, reaching almost double the spot price by 2012. In the $140.00 (US) scenario, Cameco would achieve average realized prices of nearly 60% of the spot price by 2012. These prices are in current dollars, which are dollars in the year they are actually received or paid.
The uranium price sensitivity table for the period 2008 to 2012 below has been updated to reflect deliveries made and contracts entered into during the first half of 2008.

Cameco Expected Average Realized Uranium Price
(Rounded to the nearest $1.00)
Current US $/lb U3O8

	$20	$40	$60	$80	$100	$120	$140
2008	$35.00	$37.00	$39.00	$41.00	$44.00	$46.00	$48.00
2009	$28.00	$33.00	$38.00	$43.00	$48.00	$52.00	$57.00
2010	$33.00	$38.00	$46.00	$52.00	$59.00	$65.00	$72.00
2011	$36.00	$40.00	$48.00	$54.00	$61.00	$68.00	$75.00
2012	$38.00	$41.00	$49.00	$57.00	$66.00	$75.00	$83.00
This price table is forward-looking information and is based upon the material assumptions, and subject to the material risks, discussed under the heading “Caution Regarding Forward-Looking Information and Statements”, as well as the following key assumptions and material risks which could cause actual prices to vary:
•	sales volume of 34 million pounds for 2008 (which has been adjusted for the accounting requirements of the loan agreements) and a sales volume of about 30 million pounds for each year thereafter. Variations in our actual sales volume could lead to materially different results;

•	utilities will take the maximum quantities allowed under their contracts, unless a delivery notice reducing the maximum quantity under a contract has been provided, which is subject to the risk that they take lower quantities resulting in materially different realized prices;

•	Cameco will defer a portion of deliveries under contract for 2009 through 2011 by exercising its rights to do so under supply interruption provisions;

•	all volumes for which there are no existing sales commitments will be delivered at the spot price assumed for each scenario, which is subject to the risk that sales are at prices other than spot prices which could result in materially different realized prices;

•	the average long-term price indicator in a given year will be equal to the average spot price for that entire year. Fluctuations in the spot price or the long-term price during the course of a year could lead to materially different results; and

•	an inflation rate of 2.5%. Variations in the inflation rate could have a material impact on actual results.
The assumptions stated above, including our annual sales volumes and the price realized from them, are made solely for the purpose of the foregoing price table and do not necessarily reflect our views of anticipated results.
BPLP’s Outlook for 2008
Electricity Price Sensitivity Analysis
For the remainder of 2008, BPLP has about 8.63 TWh under contract, which represents about 62% of Bruce B generation at its planned capacity factor. For the remainder of 2008, a $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s revenue and after-tax earnings from BPLP by about $2 million and $1 million, respectively.
Gold Outlook for 2008
Gold Price Sensitivity Analysis
For the remainder of 2008, a $25.00 (US) per ounce change in the gold spot price would change Cameco’s net earnings by about $7 million (Cdn).

The foregoing update to the outlook for the year 2008 contained in our annual MD&A for the year ended 2007, as updated by the information contained in our first quarter MD&A for 2008, is forward-looking information and, except as stated in the footnotes above, is based upon the same key assumptions and subject to the same material risk factors that could cause results to differ materially which were discussed under the heading “Caution Regarding Forward-looking Information and Statements” in our annual MD&A. These include assumptions regarding production levels, sales volumes, costs and market prices, and the risk of variations in them; assumptions regarding competition levels, and the risk of significant increases in them; the risk of material adverse changes in foreign currency exchange rates and interest rates, and the assumption that they will remain constant or improve in our favour; the risk of unexpected or challenging geological, hydrological or mining conditions which deviate significantly from our assumptions regarding those conditions; political risks and the risk of adverse changes in government legislation, regulations and policies, which we have assumed will not occur; and the success and timely completion of planned development and remediation projects, and the risks associated with those projects.
BUSINESS SEGMENT RESULTS
Cameco’s results come from four business segments:
•	Uranium

•	Fuel services

•	Nuclear electricity generation

•	Gold
URANIUM
Highlights

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007
Revenue ($ millions) [1]	329	458	667	641
Gross profit ($ millions)	183	234	352	293
Gross profit %	56	51	53	46
Earnings before taxes ($ millions)	166	214	323	258
Average realized price
($US/lb)	47.35	34.69	43.84	30.87
($Cdn/lb)	51.12	40.11	47.64	36.10
Sales volume (million lbs)[1]	6.3	11.2	13.8	17.5
Production volume (million lbs)	5.1	5.6	8.9	10.1

[1]	Revenue in the amount of $85 million on 2.6 million pounds previously deferred due to a standby product loan was recognized in the first quarter of 2008 as a result of the cancellation of a product loan agreement. In the second quarter of 2007, previously deferred revenue in the amount of $44 million was recognized on 2.9 million pounds.

Uranium Results
Second Quarter
Compared to the second quarter of 2007, revenue from our uranium business decreased by $129 million to $329 million due to a 44% decline in reported sales volumes partially offset by a 27% increase in the realized selling price. The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly. The increase in the average realized price was the result of higher prices under both market-related and fixed-price contracts, largely as a result of older contracts, some with low price ceilings, being replaced with new contracts at higher prices.
Our total cost of products and services sold, including depreciation, depletion and reclamation (DD&R), decreased to $146 million in the second quarter of 2008 from $224 million in the second quarter of 2007 due to the decline in reported sales volumes, partially offset by an increase in the unit cost of product sold. The unit cost increased by 15% as a result of higher costs for produced and purchased uranium as well as higher royalty charges, which increase with the realized price.
Year to Date
Compared to 2007, revenue from our uranium business increased by $26 million to $667 million due to a 32% increase in the realized selling price being largely offset by a 21% decline in reported sales volumes.
Our contracts include market-related and fixed pricing (escalated by inflation) mechanisms. Market-related contracts reference both spot and long-term price indicators at the time of delivery. The increase in our average realized price was the result of higher prices under both market-related and fixed-price contracts, largely as a result of older contracts, some with low price ceilings, being replaced with new contracts at higher prices. The decrease in the industry average uranium spot price to $67.42 (US) in the first half of 2008 from $105.42 (US) in the first half of 2007 was somewhat offset by the increase in the industry average long-term price of $90.83 (US) for the first six months of 2008 from $86.67 (US) for the first half of 2007.
Our total cost of products and services sold, including DD&R, decreased to $314 million in the first half of 2008 from $348 million in the same period in 2007 due to the decline in reported sales volumes, partially offset by an increase in the unit cost of product sold. The unit cost increased by 15% as a result of higher costs for produced and purchased uranium as well as higher royalty charges, which increase with the realized price. During the first two months of 2008, the mill at Rabbit Lake was shut down to allow for rebuilding of ore stockpiles. As a result, Rabbit Lake operating costs ($6 million) incurred during the two-month period were charged to earnings rather than to product inventory.
Uranium Contracting
Our current portfolio continues to reflect a mix of about 60/40 market-related and fixed pricing (escalated by inflation) mechanisms. Market-related contracts utilize both the spot and long-term indicators at the time of delivery, providing price protection and diversification.

The overall strategy will continue to focus on achieving long contract terms of up to 10 years or more, floor prices that provide downside protection, and retaining an adequate level of upside potential. Recently, floor prices have been in the $45 (US) range, but will vary depending on the prevailing market prices at the time sales commitments are made.
In the volatile uranium market, utilities are increasingly unwilling to accept unlimited upside price risk and as a result some recent offers and contracts have contained ceiling prices in excess of $100, generally in exchange for higher floor prices.
Our strategy has allowed Cameco to add increasingly favourable contracts to its portfolio while still maintaining sensitivity to future price movements.
While Cameco has historically not sold significant quantities in the spot market, Cameco now occasionally buys and sells spot material to take advantage of trading opportunities.
Uranium Market Update
Uranium Spot Market
Outlined below are the industry average spot market prices (TradeTech and UxC) as at the dates specified.

	June 30/08	March 31/08	June 30/07	March 31/07

Average spot market price ($US/lb U3O8)	$59.00	$71.00	$135.50	$95.00
In the spot market, where purchases call for delivery within one year, the volume reported for the second quarter of 2008 was about 7 million pounds U3O8 and almost 16 million pounds in the first half of 2008. This compares to 4 million pounds in the second quarter of 2007 and 12 million pounds in the first half of 2007.
The month-end industry average spot prices decreased throughout the second quarter as sellers continued to lower offer prices in order to entice additional sales. Since the end of the second quarter, prices have increased, and the month-end industry average spot price at July 31, 2008 was $64.50. As spot prices declined during the second quarter, utilities increased their activity level, accounting for almost 40% of the spot purchase volume, compared to about 25% of the spot volume in the first quarter.
Uranium Long-Term Market
Outlined below are the industry average long-term market price indicators (TradeTech and UxC) as at the dates specified.

	June 30/08	March 31/08	June 30/07	March 31/07

Average long-term market price ($US/lb U3O8)	$82.50	$95.00	$95.00	$85.00

The long-term market remained active in the second quarter as utilities continue to seek secure supply with reliable primary suppliers. Long-term contracts usually provide for deliveries to begin two to five years after contracts are finalized and use a number of pricing formulas including fixed prices adjusted by inflation indices and market referenced prices (spot and long-term indicators). In 2008, long-term contracting is expected to be slightly more than half of the 2007 volume of 250 million pounds U3O8; however, this level will be highly dependent on supply developments and market prices during the last half of the year.
In contrast to the spot price volatility through the year, the long-term U3O8 price registered its first movement in nearly a year, declining each month in the second quarter, reaching $82.50 (US) per pound at the end of June 2008. The lower volume of expected long-term contracting in 2008 compared to 2007, combined with pressure from the recent decline in spot price, has contributed to the decrease in the long-term price.
Commercial Agreement with Tenex
Cameco purchases uranium derived from blended down Russian highly enriched uranium (HEU) from Techsnabexport (Tenex). These purchases total about 7 million pounds uranium equivalent annually until 2013. Cameco and its partners have agreed with Tenex to a new pricing structure for the period 2011 to 2013. Subject to approval by the Russian and US governments, approximately 7 million pounds, of about 23 million pounds available to Cameco during this period, would have higher purchase prices. For more information on this agreement with Tenex, please see our press release dated June 11, 2008.
Uranium Operations Update
Uranium Production

	Three months		Six months
Cameco’s share of	ended June 30		ended June 30		2008 planned
production (million lbs U3O8)	2008	2007	2008	2007	production[1,2]
McArthur River/Key Lake	3.2	3.9	6.4	6.6	13.1
Rabbit Lake	1.5	1.0	1.5	2.1	3.6
Smith Ranch/ Highland	0.3	0.5	0.7	1.0	1.6
Crow Butte	0.1	0.2	0.3	0.4	0.7
Total	5.1	5.6	8.9	10.1	19.0

[1]	These quantities do not include Inkai production, as the mine is not yet in commercial operation. Cameco’s share of production from Inkai in 2008 is estimated at 0.6 million pounds.

[2]	See the section titled “Cameco’s Uranium Supply Outlook” in the annual MD&A, and “Caution Regarding Forward-Looking Information and Statements” for more information about the assumptions and risk factors associated with this production forecast.
The first set of two public licensing hearings before the Canadian Nuclear Safety Commission (CNSC) to renew our facility operating licences for McArthur River, Key Lake and Rabbit Lake operations was held on June 11. The second set of hearings is scheduled for September 17 and

18, 2008. Cameco has applied for a five-year licence term for each operation. Please see the regulatory section of our website at cameco.com for a summary of all currently scheduled CNSC hearings.
McArthur River/Key Lake
Cameco’s share of production of U3O8 at McArthur River/Key Lake during the second quarter was 3.2 million pounds. The decrease in production, compared to 3.9 million pounds produced in the same period of 2007, was caused by mill processing and water treatment problems that resulted in reduced production rates. Cameco’s production of 6.4 million pounds U3O8 for the first six months of 2008 is 0.2 million pounds lower than for the same period of 2007.
At Key Lake, commissioning of equipment installed to reduce concentrations of selenium and molybdenum discharged to the environment continued during the quarter. Initial results have shown significant reductions in the concentration of molybdenum and some reduction in selenium. Further design work and modifications are required to optimize the system. This work is scheduled to continue into early 2009.
Progress was made on the planned work for transitioning to one of the two new underground mining areas at McArthur River. Freezehole drilling in this area is nearly complete; however, a number of holes have been added to the design as an extra precautionary measure. The installation of freeze piping continues as scheduled. Our plan is for production from this area to begin during the second half of 2009.
The transition to the second new mining area also continues; however, production from this area has been rescheduled to 2010 from 2009. As a result, our focus has shifted to ensuring the revised production plan for 2009, discussed in our first quarter MD&A, is in place. This plan includes mining from areas that are within the protection of the existing freezewall. During the summer, we expect to complete the engineering for the revised plan.
Rabbit Lake
Rabbit Lake produced 1.5 million pounds U3O8 during the second quarter and year to date as a result of the mill shutdown during the first quarter. Concrete repairs were completed in priority areas prior to the mill restart on April 2. Additional concrete restoration continues in various other areas of the mill. None of this work is expected to affect the timing of future production.
Groundwater investigations in the vicinity of the mill progressed throughout the quarter. Results indicate that the groundwater seepage was highly localized, in close proximity to the mill, and is being successfully recovered. It was confirmed that mill area groundwater flows to the tailings management facility (TMF).
On June 11, we had a hearing before the CNSC to consider the environmental assessment to process a little over one-half of the total future uranium from Cigar Lake ore at the Rabbit Lake mill. Part of this assessment included a proposal to expand the Rabbit Lake TMF. Approvals from both the CNSC and Saskatchewan Ministry of the Environment related to the environmental assessment are required before the Rabbit Lake TMF can be expanded.

Smith Ranch-Highland and Crow Butte
Smith Ranch-Highland and Crow Butte ISR mines, located in Wyoming and Nebraska, produced 0.4 million pounds U3O8 in the second quarter of 2008, down from 0.7 million pounds in the second quarter of 2007. For the first six months, these operations produced 1.0 million pounds of U3O8, lower than the 1.4 million pounds produced during the same period in 2007.
A settlement agreement was reached with the Wyoming Department of Environmental Quality (WDEQ) related to the Notice of Violation received in March 2008. Cameco Resources agreed to increase the level of bonding to $80 million (US) from $40.7 million (US) to guarantee financing of restoration and reclamation activity. The settlement allows Smith Ranch-Highland to continue producing up to 2 million pounds of uranium in 2008 from existing wellfields, and to apply for an increase in production after March 1, 2009. Cameco Resources has agreed to develop a revised schedule for timely restoration of mined areas.
Cigar Lake
On Tuesday, August 12, 2008, Cameco reported that remediation work at the No. 1 shaft at Cigar Lake was temporarily suspended after an increase in the rate of water inflow to the mine was observed. We have completed the initial data collection and now plan to allow the water in the shaft to return to natural equilibrium over the next couple of weeks. We will continue gathering and assessing the information we require to determine the next steps in our remediation plan. For more information see our news release dated August 12, 2008.
In order to keep our stakeholders informed on the progress of our remediation activities, Cameco will provide an update on September 24, 2008.
Inkai
During the second quarter of 2008, the test mine at block 2 produced about 0.1 million pounds of U3O8. At block 1, we began commissioning the processing facility and are now recovering uranium.
Production for 2008 at Inkai is now expected to be 1.0 million pounds (100% basis), half of the previous estimate of 2.0 million pounds, due to the continued reduced availability of sulphuric acid. As a result, we do not expect to achieve commercial levels of production until 2009. However, as the construction of the processing facility will be completed in the third quarter of 2008, we will be expensing certain costs beginning in the third quarter.
Inkai has been granted a two-year extension of its exploration licence for block 3. The licence will expire in July 2010.
On page 43 of Cameco’s annual information form, we describe the Kazakh tax regime that applies for the purpose of determining the taxes and other governmental charges payable by Joint Venture Inkai. The Kazakh government is preparing a new tax code, which is anticipated to take effect January 2009. The change could impact the tax regime that Joint Venture Inkai, as well as other mining companies in Kazakhstan, is subject to. The new tax code is intended to increase the tax burden on the mineral resource industry. We are assessing the implications to Joint Venture Inkai of the proposed new tax code.

During the quarter, Cameco and Kazatomprom made progress on the proposed 12,000 tonne, UF6 conversion facility at the Ulba Metallurgical plant in Ust-Kamenogorsk, Kazakhstan, pursuant to a memorandum of understanding entered into in 2007. For more information, please see our press release dated June 3, 2008.
Uranium Exploration Update
Saskatchewan Exploration
Exploration activities were conducted on eight Cameco operated projects during the second quarter. The dominant exploration activity was diamond drilling. A total of about 16,300 metres were drilled bringing the yearly total to more than 47,000 metres.
On the Dawn Lake project, drilling resumed late in the quarter on the Tamarack deposit. A mineral resource estimation will be undertaken on the Tamarack deposit later in the year. At McArthur River, drill testing of the regional P2 fault structure continued north of the mine and is planned to be completed later in the third quarter.
Other exploration highlights included work on the Cree Extension project and the Virgin River project. At Cree Extension, a hole is currently being drilled 800 metres north of Millennium, testing a seismic anomaly identified from a three dimensional seismic survey conducted in the winter of 2007. A second drill is currently drilling the first of several holes on the deposit to collect representative samples of the mineralization to replace materials destroyed by last summer’s forest fire. At the Virgin River project Centennial deposit, some assay results from diamond drilling undertaken in the first quarter were received. Significant uranium mineralization was intersected in two holes drilled in the section. The horizontal separation of these two intercepts is approximately 15 metres and the mineralization remains open in both directions along the section.
Canadian Exploration
Exploration activities including geological mapping and diamond drilling were initiated on the Turqavik and Aberdeen projects in Nunavut.
Australian Exploration
In Australia, exploration in the second quarter focused on the commencement of drilling on the Arnhemland projects.
On the Angela-Pamela project, the Cameco-Paladin Energy joint venture partners are responding to issues raised in comment letters received from the public at large as part of the normal exploration licence application process in the Northern Territory. Also, at the end of the quarter, the deadline for lodging native title claims over the Angela-Pamela project was reached without any claims being lodged. The granting of the exploration licence is now awaiting the decision of the Northern Territory minister of mines and energy, which is expected sometime after August 9, 2008.

In order to facilitate discussions and consultations with local stakeholders during the licensing process, Cameco opened a local community office in Alice Springs, Northern Territory on July 7, 2008, which will serve as a future exploration office.
Cameco has acquired a 70% interest in the Kintyre uranium exploration project in Western Australia for $346.5 million (US). Kintyre is an advanced exploration project located in Western Australia about 1,250 kilometres northeast of Perth. A joint venture comprised of Cameco (70%) and Mitsubishi Development Pty Ltd (30%) purchased the Kintyre project from Rio Tinto for $495.0 million (US). Cameco will operate the project and has funded its share of the purchase price through existing credit facilities. For more information, please see our news releases dated July 9, 2008 and August 11, 2008.
FUEL SERVICES
Highlights

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007
Revenue ($ millions)	54	64	114	108
Gross profit ($ millions)	(6)	6	(3)	15
Gross profit %	(11)	9	(2)	14
Earnings before taxes ($ millions)	(6)	6	(3)	15
Sales volume (million kgU)[1]	3.1	3.8	6.5	6.2
Production volume (million kgU)[2]	1.8	4.0	3.9	9.3

[1]	Kilograms of uranium (kgU).

[2]	Production volume includes UF6, UO2, fuel manufacturing and UF6 supply from Springfields Fuels Ltd. (SFL).
Fuel Services Results
Second Quarter
In the second quarter of 2008, revenue from our fuel services business was $54 million, a decrease of $10 million compared to the same period in 2007 due to an 18% decrease in reported sales volumes, partially offset by a 3% increase in the average realized price.
Total cost of products and services sold, including DD&R, increased by 2% to $60 million from $59 million in the first six months of 2007 despite lower volumes. The cost of products sold was impacted by the shutdown of the Port Hope UF6 conversion plant. All operating costs associated with the UF6 conversion plant ($14 million) were expensed as incurred in the second quarter.
Year to Date
In the first half of 2008, revenue from our fuel services business was $114 million, an increase of $6 million compared to the same period in 2007 due to a 5% increase in reported sales volumes and a 1% increase in the average realized price. Similar to the uranium business, the timing of deliveries of fuel services products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly.

Total cost of products and services sold, including DD&R, increased by 25% to $116 million from $93 million in the first half of 2007. The cost of products sold was impacted by the shutdown of the Port Hope UF6 conversion plant. All operating costs associated with the UF6 conversion plant ($28 million) were expensed as incurred in the first six months of 2008.
UF6 Conversion Market Update
Outlined below are the industry average spot market prices (TradeTech and UxC) for North American and European conversion services as at the dates specified.

	June 30/08	March 31/08	June 30/07	March 31/07
Average spot market price ($US/kgU)
• North America	9.50	9.00	11.63	11.63
• Europe	10.75	10.00	11.15	11.15
Outlined below are the industry average long-term prices (TradeTech and UxC) for North American and European conversion services as at the dates specified.

	June 30/08	March 31/08	June 30/07	March 31/07
Average long-term price ($US/kgU)
• North America	12.25	12.25	12.25	12.25
• Europe	13.25	13.00	13.00	13.00
Fuel Services Operations Update
Blind River Refinery
At our Blind River refinery, we produced 2.9 million kgU in the second quarter of 2008 compared to 3.3 million kgU for the second quarter of 2007. Total UO3 production for the first six months of 2008 is 6.0 million kgU compared to 6.9 million kgU in the first half of 2007. We reduced production at Blind River because suspension of production of UF6 at Port Hope has reduced the requirement for UO3 feed.
Progress continues on the environmental assessment of the proposed increase to the licensed capacity of the Blind River refinery to 24 million kgU per year from the current 18 million. We continue to anticipate completion of the project in the second half of 2009 as previously reported.
Conversion Services and Fuel Manufacturing
Our Port Hope conversion services and fuel manufacturing production and SFL supply totalled 1.8 million kgU in the second quarter of 2008 compared to 4.0 million kgU in the second quarter of 2007. The decrease is a result of the suspension of UF6 production at Port Hope in mid 2007.

Port Hope conversion services and fuel manufacturing production and SFL supply was 3.9 million kgU for the first six months of 2008 compared to 9.3 million kgU for the same period in 2007.
Cameco has continued the corrective work inside the UF6 plant and has begun to restart equipment associated with air handling and effluent treatment.
A groundwater management system outside the plant is operating using six collection wells on the south and east side of the UF6 plant. Technical studies show this will prevent contaminants from under the UF6 plant moving beyond this system.
A site-wide investigation is underway to further characterize current and historical contamination at the Port Hope site. We expect to complete this work by the end of the fourth quarter of 2008.
In 2007, Cameco incurred $18 million in remediation costs at Port Hope. Costs for 2008 are anticipated to range from $15 million to $20 million. In addition, the cost of planned plant improvements is anticipated to be in the range of an additional $20 to $25 million.
Cameco remains on track to resume UF6 production at its Port Hope plant in the third quarter of 2008 at the earliest, as previously announced. CNSC approval will be required to fully restart the plant.
Cameco’s sole supplier of hydrofluoric acid (HF) has unilaterally terminated its long-term supply contract with Cameco. Cameco believes the contract was wrongfully terminated. The supplier has offered to supply HF, but at a significantly increased price. Cameco is seeking to resolve the matter with the supplier, and is also seeking alternative supply sources. HF is required to produce UF6.
The period of public comment on the environmental assessment guidelines for the Vision 2010 project closed on April 11, 2008. The CNSC will consider the comments and is expected to finalize and approve the guidelines at a hearing in October 2008.
On July 8, 2008, Cameco received approval from the CNSC to produce fuel bundles containing slightly enriched uranium.
Enrichment
Through a wholly owned subsidiary, Cameco entered an agreement with entities owned and controlled by GE and Hitachi whereby the Cameco subsidiary provided $124 million (US) in cash and issued a promissory note in the amount of $73 million (US) to acquire a 24% interest in GLE, a uranium enrichment development company based in Wilmington, North Carolina. The promissory note represents Cameco’s support for future development of the business. The remainder of GLE is owned indirectly by General Electric Company (51%) and Hitachi Ltd. (25%). Cameco does not expect to be called on its note or incur further development and commercialization expenditures until 2010 based upon current plans for testing and development provided by GLE. For more information, please see our news release dated June 20, 2008 and note 14 of the unaudited consolidated financial statements.

NUCLEAR ELECTRICITY GENERATION
Highlights Bruce Power Limited Partnership (100% basis)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007
Output — terawatt hours (TWh)	5.7	6.4	10.8	11.8
Capacity factor (%) [1]	81	91	77	84
Realized price ($/MWh)	56	48	56	51
Average Ontario electricity spot price ($/MWh)	47	43	48	48
($ millions)
Electricity revenue	320	308	606	598
Operating costs [2]	255	209	496	468
Cash costs
— operating & maintenance	176	138	343	324
— fuel	20	14	36	30
— supplemental rent [3]	29	29	58	57
Non cash costs (amortization)	30	28	59	57
Income before interest and finance charges	66	99	110	130
Interest and finance charges	18	(4)	38	6
Earnings before taxes	48	103	72	124
Cash from operations	100	91	190	167
Capital expenditures	25	21	43	42
Operating costs ($/MWh)	45	33	46	40
Distributions	35	70	140	145

[1]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[2]	Net of cost recoveries.

[3]	Supplemental rent is about $28.3 million per operating reactor for 2008.
In the second quarter of 2008, BPLP generated cash from operations of $100 million compared to $91 million in the second quarter of 2007. The increase reflects a higher realized price and reductions to working capital requirements, which have offset higher costs.

Cameco’s Earnings from BPLP

	Three months ended		Six months ended
	June 30		June 30
($ millions)	2008	2007	2008	2007
BPLP’s earnings before taxes (100%)	48	103	72	124
Cameco’s share of pre-tax earnings before adjustments	15	33	23	39
Proprietary adjustments	(2)	(2)	(3)	3
Pre-tax earnings from BPLP	13	31	20	42
Second Quarter
Earnings Before Taxes
Cameco’s pre-tax earnings from BPLP amounted to $13 million during the second quarter compared to $31 million in the second quarter of 2007. This decrease in the second quarter of 2008 was due to lower generation and higher costs, partially offset by higher realized prices.
Output
BPLP achieved a capacity factor of 81% in the second quarter of 2008 compared to 91% in the same period of 2007. During the second quarter of 2008, the BPLP units generated 5.7 TWh of electricity compared to 6.4 TWh in 2007. The lower generation was primarily due to a two-month outage of unit B5 in connection with a planned inspection and maintenance program. In the second quarter of 2007, there were only 26 outage days in aggregate among the four units.
Revenue
For the second quarter of 2008, BPLP’s electricity revenue increased to $320 million from $308 million over the same period in 2007 as higher realized prices more than compensated for the lower generation volume.
The realized price achieved from a mix of contract and spot sales averaged $56 per MWh in the quarter, which was 17% higher than the realized price in the same period last year. During the quarter, the Ontario electricity spot price averaged $47 per MWh compared to $43 per MWh in the second quarter of 2007.
To reduce its exposure to spot market prices, BPLP has a portfolio of fixed-price sales contracts. During the second quarter of 2008, about 67% of BPLP output was sold under fixed-price contracts, up from 36% during the same period in 2007.
Cameco provides guarantees to customers under these contracts of up to $38 million. At June 30, 2008, Cameco’s actual exposure under these guarantees was $2 million. In addition, Cameco has agreed to provide guarantees of up to $133 million to CNSC and $58 million to OPG to support other Bruce Power commitments. Of these amounts, corporate guarantees have been issued for $24 million to CNSC and $58 million to OPG at June 30, 2008.

Costs
Operating costs (including amortization) were $255 million in the second quarter of 2008, up from $209 million during the same period of 2007 due to higher maintenance expenditures, primarily related to higher outage related costs. About 95% of BPLP’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the second quarter of 2008 was $45 compared to $33 in the second quarter of 2007.
Year to Date
Earnings Before Taxes
Cameco’s pre-tax earnings from BPLP for the first half of 2008 amounted to $20 million compared to $42 million in the same period of 2007. The decrease is again attributable to lower generation and higher costs, partially offset by higher realized prices.
Output
For the first six months of the year, the BPLP units achieved a capacity factor of 77%, compared with 84% in the same period last year. These units produced 10.8 TWh during the first half of 2008, a decrease of 1.0 TWh over the same period last year, due primarily to the planned outage of unit B5.
Revenue
For the first six months of the year, BPLP’s electricity revenue increased to $606 million from $598 million over the same period in 2007 as higher realized prices more than compensated for the lower generation volume.
The realized price achieved from a mix of contract and spot sales averaged $56 per MWh for the first half of the year, which was 10% higher than the realized price in the same period last year. During the first six months of 2008, the Ontario electricity spot price averaged $48 per MWh unchanged compared to the same period of 2007.
Costs
For the first six months of 2008, operating costs were $496 million, compared with $468 million in the same period in 2007. This increase primarily reflects the additional costs associated with the unit B5 planned outage, and the additional overtime to maintain the base work programs and winter storm coverage during the first quarter. On a per MWh basis, the operating cost for the first six months of 2008 was $46 compared to $40 in the same period last year.

GOLD
Cameco owns approximately 53% of Centerra, which is listed on the Toronto Stock Exchange under the symbol CG. Centerra owns and operates two gold mines: Kumtor, which is located in the Kyrgyz Republic, and Boroo, located in Mongolia.
Financial Highlights

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007
Revenue ($ millions)	143	117	256	213
Gross profit ($ millions)	33	40	77	64
Gross profit %	23	34	30	30
Realized price (US$/ounce)	889	667	898	657
Sales volume (ounces)	160,000	156,000	284,000	283,000
Gold production (ounces) [1]	158,000	153,000	279,000	286,000

[1]	Represents 100% of production from the Kumtor and Boroo mines.
Gold Results
Second Quarter
For the three months ended June 30, 2008, revenue from our gold business increased by $26 million to $143 million compared to the second quarter of 2007, while the gross profit margin for the quarter declined to 23% from 34%. The increase in revenue was due to higher realized gold prices and increased sales. The average realized price for gold rose to $889 (US) per ounce in the quarter compared to $667 (US) per ounce in the second quarter of 2007, due to higher spot prices. The decline in gross profit was due to higher cost of sales in the quarter compared to the same quarter of 2007.
Centerra produced 158,000 ounces of gold in the second quarter of 2008, which was slightly higher than the 153,000 ounces of gold reported in the second quarter of 2007. The higher gold production was mainly due to higher output at the Kumtor mine partially offset by reduced gold production at the Boroo mine. Kumtor’s output for the quarter increased to 111,000 ounces from 83,000 in the same period in 2007 due to a higher ore grade, which averaged 3.4 grams per tonne (g/t) compared to 2.6 g/t in the prior year. Lower gold production at Boroo was primarily attributable to milling of lower ore grades, averaging 2.9 g/t in the second quarter of 2008 compared to the 3.8 g/t milled in the same quarter of 2007.
Year to Date
For the six months ended June 30, 2008, revenue from our gold business increased by $43 million to $256 million compared to $213 million for the same period in 2007. The increase in revenue was primarily due to higher realized gold prices. The average realized price for gold rose to $898 (US) per ounce in the first half of 2008 compared to $657 (US) per ounce in the first six months of 2007, due to higher spot prices.

Centerra produced 279,000 ounces of gold in the first half of 2008, which was slightly lower than the 286,000 ounces of gold reported for the same period in 2007. The lower gold production was mainly due to reduced output at the Boroo mine partially offset by higher gold production at the Kumtor mine. Lower gold production at Boroo year to date was primarily attributable to milling of lower ore grades, averaging 2.8 g/t in the first half of 2008 compared to the 3.8 g/t milled in the first half of 2007. Kumtor’s output increased to 186,000 ounces during the first six months from 149,000 for the same period in 2007 due to a higher ore grade, which averaged 3.0 g/t compared to 2.4 g/t in the prior year.
Gold Market Update
The average spot market gold price during the second quarter of 2008 was $896 (US) per ounce, an increase of 34% compared to $667 (US) per ounce in the second quarter of 2007.
Political Update
Following the expiration of the August 2007 agreements with the Kyrgyz government on June 1, 2008, Centerra resumed international arbitration in accordance with the terms of the its 2003 Investment Agreement. These proceedings were undertaken in order to resolve outstanding issues regarding the Kumtor project, including the recent Supreme court and lower court actions seeking to invalidate the licences and agreements pursuant to which the Kumtor mine is operated.
However, in order to facilitate ongoing discussions with the Kyrgyz government working group responsible for Kumtor, Centerra and the Kyrgyz government have agreed to a limited postponement of the arbitration proceedings to September 29, 2008.
Cameco previously reported that Centerra and its subsidiary, Kumtor Gold Company (KGC), were not parties to the court actions initiated by a vice-speaker of the parliament. However, despite their objections to the court’s jurisdiction on the basis of the Investment Agreement’s arbitration clause and the on-going international arbitration, they, as well as Cameco, have since been ordered to appear as third parties by the Kyrgyz court. KGC, having been joined involuntarily as a third party, is now defending the validity of the agreements, licences and decrees at issue in the Kyrgyz court actions on procedural and substantive grounds. The hearing date for these court actions has been rescheduled from August 5, 2008 to August 26, 2008.
KGC and Centerra maintain their position that the Investment Agreement’s arbitration clause confers exclusive jurisdiction over questions surrounding the validity of the agreements and licences on the international arbitration tribunal. Cameco agrees with their position.
At an initial conference of the international arbitration proceedings on June 23, 2008, Centerra filed an application for interim relief in the arbitration, requesting all parties to the arbitration be directed to maintain the status quo and treat the licences, agreements and decrees at issue as valid and enforceable. In its response to the application, the Kyrgyz Republic has taken the position that the 2003 Investment Agreement required but did not receive parliamentary approval and is therefore not in effect. A hearing on the application will be held on September 29, 2008.

LIQUIDITY AND CAPITAL RESOURCES
Credit Ratings
There has been no change to Cameco’s credit ratings as discussed in our annual MD&A.
Debt
In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity to meet its current requirements with access to about $1,345 million in unsecured lines of credit.
Cameco arranged for a $470 million, 364-day unsecured revolving credit facility, extendable for up to two additional 364-day terms upon mutual agreement with the lenders. The facility ranks equally with all of Cameco’s other senior debt. At June 30, 2008, there was $126 million (US) outstanding under this credit facility. On August 11, 2008, Cameco acquired a 70% interest in the Kintyre uranium exploration project in Western Australia for $346.5 million (US), which was funded by this facility and other sources, resulting in the facility being fully drawn.
Cameco has in place a $500 million, five-year, unsecured revolving credit facility. In addition to direct borrowings under the facility, up to $100 million can be used for the issuance of letters of credit and, to the extent necessary, up to $400 million may be allocated to provide liquidity support for the company’s commercial paper program. The facility ranks equally with all of Cameco’s other senior debt. At June 30, 2008, there were no amounts outstanding under this credit facility.
Cameco may borrow directly from investors by issuing up to $400 million in commercial paper. At June 30, 2008, there was $71 million outstanding under the commercial paper program.
Various financial institutions have entered into agreements to provide Cameco up to approximately $375 million in short-term borrowing and letters of credit facilities. These arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future decommissioning and reclamation of our operating sites. At June 30, 2008, outstanding letters of credit amounted to $314 million under these facilities.
Cameco also has approximately $229 million of outstanding 5% convertible subordinated debentures due 2013, which it will redeem on October 1, 2008. See “Redemption of Outstanding 5% Convertible Subordinated Debentures”.
As discussed above under “Fuel Services — Fuel Services Operations Update — Enrichment”, Cameco has issued a promissory note payable to GLE in the amount of $73 million (US) to support future development of this business. For further information regarding this promissory note, refer to note 14 of the unaudited consolidated financial statements.

Debt Covenants
Cameco is bound by certain covenants in its general credit facilities. The financially related covenants place restrictions on total debt, including guarantees, and set minimum levels of net worth. As at June 30, 2008, Cameco met these financial covenants and does not expect its operating and investment activities in 2008 to be constrained by them.
Contractual Cash Obligations
There have been no material changes to Cameco’s contractual cash obligations since December 31, 2007, including payments due for the next five years and thereafter. For further information on these contractual obligations, refer to our annual MD&A.
For further information regarding commitments and contingencies, refer to note 25 of our audited consolidated financial statements for the period ended December 31, 2007.
Commercial Commitments
There have been no material changes to Cameco’s commercial commitments since December 31, 2007. For further information on these commercial commitments, refer to our annual MD&A.
OUTSTANDING SHARE DATA
At June 30, 2008, there were 344,474,342 common shares and one Class B share outstanding. In addition, there were 7,288,255 stock options outstanding with exercise prices ranging from $3.13 to $55.43 per share. Cameco also has convertible debentures in the amount of approximately $229 million outstanding. This issue may be converted into a total of 21,188,920 common shares at a conversion price of $10.83 per share. Cameco will be redeeming these debentures on October 1, 2008. See “Redemption of Outstanding 5% Convertible Subordinated Debentures” below.
Cameco’s normal course issuer bid will terminate on September 10, 2008. Cameco does not currently intend to renew or extend its normal course issuer bid. No securities have been purchased by Cameco pursuant to the bid during the quarter.
REDEMPTION OF OUTSTANDING 5% CONVERTIBLE SUBORDINATED DEBENTURES
Cameco announced today that it will redeem all of the outstanding 5% convertible subordinated debentures due October 1, 2013 (the “Debentures”). The Debentures will be redeemed on October 1, 2008 (the “Redemption Date”) at the redemption price which is equal to the outstanding principal amount of the Debentures plus accrued and unpaid interest thereon up to the Redemption Date (“Redemption Price”).

Cameco will pay the principal amount of the Debentures in common shares by issuing a total number of common shares equal to such principal amount divided by 95% of the current market price (established in accordance of the indenture governing the Debentures) of the common shares on the Redemption Date. Accrued and unpaid interest will be paid in cash. The total amount of Debentures outstanding as of the date of this press release is approximately $229 million.
Holders of Debentures have the right to convert their Debentures into common shares until the close of business on the last business day prior to the Redemption Date. The outstanding Debentures may be converted into a total of approximately 21.1 million common shares at a conversion price of $10.83 per share. At current share prices, we expect existing holders to exercise this right.
On the Redemption Date, the Redemption Price of the Debentures to be redeemed will become due and payable, interest will cease to accrue on the Debentures and the Debentures will be delisted from the Toronto Stock Exchange. A notice of redemption setting forth additional details will be sent to registered holders of the Debentures in accordance with the indenture governing the Debentures.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in Cameco’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.
CHANGES IN ACCOUNTING POLICY
Inventories
On January 1, 2008 Cameco adopted the new Canadian standard, Handbook Section 3031, Inventories, which supersedes Handbook Section 3030 and converges with the International Accounting Standard Board’s recently amended standard IAS 2, Inventories. This Section provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. The additional disclosure requirements include: inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs. Upon adoption of the standard, the company assigned a value of $20,400,000 (US) to previously unvalued gold ore stockpiles at Centerra, its 53% subsidiary. This amount, with accompanying adjustments to income taxes and minority interest, has been recognized as at January 1, 2008 with a corresponding increase of $8,893,000 (Cdn) to retained earnings. Prior periods have not been restated.

Capital Disclosures
On January 1, 2008, Cameco adopted the standards issued by the Canadian Institute of Chartered Accountants (CICA) relating to capital disclosures. The standard requires disclosure of Cameco’s objectives, policies and processes for managing capital, quantitative data about what Cameco regards as capital and whether Cameco has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. There was no financial impact to previously reported financial statements as a result of the implementation of the new standard.
Financial Instruments — Disclosure and Presentation
On January 1, 2008, Cameco adopted CICA Handbook Sections 3862, Financial Instruments — Disclosures and 3863 Financial Instruments — Presentation. These sections replaced Handbook Section 3861 — Financial Instruments — Disclosures and Presentation and they enhance the users’ ability to evaluate the significance of financial instruments to an entity, related exposures and the management of these risks. There was no financial impact to previously reported financial statements as a result of the implementation of these new standards.
NEW ACCOUNTING PRONOUNCEMENTS
Goodwill and Intangible Assets
Effective January 1, 2009, Cameco will adopt the new Canadian standard, Handbook Section 3064, Goodwill and Intangible Assets, which replaces Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The standard introduces guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. The standard also harmonizes Canadian standards with International Financial Reporting Standards and applies to annual and interim financial statements for fiscal years beginning on or after October 1, 2008. Cameco is assessing the impact of the new standard on its consolidated financial statements.
International Financial Reporting Standards (IFRS)
The Accounting Standards Board (AcSB) has announced that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011. Although IFRS employs a conceptual framework that is similar to Canadian GAAP, differences in accounting policies will have to be addressed. The company has undertaken a project to assess the potential impacts of the transition to IFRS and is developing its plan to ensure compliance with the new standards. The company is currently assessing the financial statement impact of the differences in accounting standards. Based on the analysis to date, the most significant differences for the company are expected to be related to property, plant and equipment, impairments, stock-based compensation, asset retirement obligations and financial statement note disclosures. The company also expects to implement changes to certain processes and systems in order to comply with IFRS.

USE OF NON-GAAP FINANCIAL MEASURES
Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP. Consolidated net earnings are adjusted in order to provide a more meaningful basis for period-to-period comparisons of the financial results. The following table outlines the adjustment to net earnings.
Adjusted Net Earnings

	Three months ended		Six months ended
	June 30		June 30
($ millions)	2008	2007	2008	2007
Net earnings (per GAAP)	$150	$205	$284	$263
Adjustments
Agreement with Kyrgyzstan	(36)	—	(28)	—
Stock option expense	31	7	16	15
Unrealized mark-to-market losses (gains) on foreign exchange derivatives	(3)	(9)	21	(8)

Adjusted net earnings	$142	$203	$293	$270

QUALIFIED PERSONS
The disclosure of scientific and technical information regarding the following Cameco properties in this MD&A were prepared by or under the supervision of the following qualified persons for the purpose of National Instrument 43-101:

Qualified Persons	Properties
• David Bronkhorst, general manager, McArthur River operation, Cameco	McArthur River/
• Les Yesnik, general manager, Key Lake operation, Cameco	Key Lake
• C. Scott Bishop, chief mine engineer, Cigar Lake project, Cameco	Cigar Lake
• Ian Atkinson, vice-president, exploration, Centerra Gold Inc.	Kumtor
CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Statements contained in this MD&A which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “predict”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy” and the negative of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to: our expected effective tax rate for 2008; our expected uranium production quantities for 2008 and projected unit cost of product sold; future price sensitivity analysis for uranium, electricity and gold; future earnings sensitivity to changes in the exchange rate; the expected date for production startup at Cigar Lake; and the expected date of the resumption of UF6 production at Port Hope and related expected costs.
The material risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this MD&A and the material risk factors or assumptions that were used to develop them include, without limitation: our assumptions regarding production levels, sales volumes, purchases and prices, which are subject to the risk of being materially lower than anticipated; the risk of volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold, which we have assumed will remain relatively constant; the assumption regarding the B units of BPLP reaching their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices, and the risk that those assumptions vary adversely; the risk of significant increases in competition levels, which we have assumed will remain constant or decline; the risk of material adverse changes in foreign currency exchange rates and interest rates, which we have assumed will remain constant or improve in our favour; our assumptions regarding production, decommissioning, reclamation, reserve and tax estimates, and the risk that our assumptions are incorrect; the risk of material litigation or arbitration proceedings (including as the result of disputes with joint venture partners) and the adverse outcome of such proceedings, which we have assumed will not occur; the risk we may not be able to enforce legal rights which we have assumed to be enforceable; our assumption that there are no material defects in title to properties, and the risk that such defects occur; environmental and safety risks including increased regulatory burdens and long-term waste disposal, which we have assumed will not adversely affect us; unexpected or challenging geological, hydrological or mining conditions which deviate significantly from our assumptions regarding those conditions; political risks arising from operating in certain developing countries, including the risks of terrorism and sabotage, which we have assumed will not occur; the risk of adverse changes in government legislation, regulations and policies, which we have assumed will not occur; the assumed demand level for nuclear power and the risk that the actual demand level will be significantly lower; the risk of uranium and conversion service providers failure to fulfill delivery commitments or to require material amendments to agreements relating thereto, which we have assumed will not occur; failure to obtain or maintain necessary permits and approvals from government authorities, which we have assumed may be obtained and maintained; the risk of natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure and cave-ins, which we have assumed will not occur; our assumptions regarding the ability of the company’s and customers’ facilities to operate without disruption, including as a result of strikes or lockouts, and the risk that such disruptions may occur; assumptions regarding the availability of reagents and supplies critical to production, and the risk that they may not be available; our assumed level of electrical production, and the risk that actual levels may be lower due to planned outages extending beyond their scheduled periods or unplanned outages; assumptions regarding uranium spot prices, gold spot prices and the US/Canadian spot exchange rate, which are subject to the risk of fluctuations that would be materially adverse to us; the assumptions and risk factors regarding uranium price sensitivity set out under the heading “Uranium Outlook for 2008 — Uranium Price Sensitivity (2008 to 2012)”; that the schedule for the development and rampup of production from Inkai is achieved, which is subject to the risk of delay; the successful transition between zones at McArthur River, which is subject to various expected and unanticipated risks; the success and timely completion of planned development and remediation projects, including the risk factors and assumptions discussed above under the heading “Uranium Operations Update — Cigar Lake” and the risk of delay or ultimate lack of success; and other development and operating risks.
There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the material risk factors that could affect Cameco. Additional risk factors are noted in Cameco’s current annual information form, current annual MD&A and MD&A for the first quarter of 2008.
The forward-looking information and statements included in this MD&A represent Cameco’s views as of the date of this MD&A and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this MD&A about prospective results of operations, financial position or cash flows that is based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Further, expected future production estimates are inherently uncertain, particularly in the latter years of the forecast, and could materially change over time. Accordingly, readers of this MD&A should not place undue reliance on forward-looking information and statements. Forward-looking information and statements for time periods subsequent to 2008 involve greater risks and require longer-term assumptions and estimates than those for 2008, and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking information and statements.
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